Filed Pursuant to Rule 424(b)(3)
                     File No. 333-225544

Supplement to Athene® Amplify
Single Purchase Payment Index-Linked Deferred Annuity Contract
Supplement dated January 21, 2020
To Prospectus Dated May 1, 2019

The following disclosure is added to Appendix B: State Variation Chart

State	Feature or Benefit	Availability or Variation
Massachusetts	Confinement Waiver	The Confinement Waiver is not available in Massachusetts.
	Terminal Illness Waiver	The waiver is available during the Accumulation Phase before the Death Benefit becomes payable.
Montana	Right to Cancel Period	If your Contract is the result of a replacement of an existing contract, your Right to Cancel Period is 30 days.
North Carolina	Right to Cancel Period	If your Contract is the result of a replacement of an existing contract, your Right to Cancel Period is 30 days.
Oklahoma	Right to Cancel Period	If your Contract is the result of a replacement of an existing contract, your Right to Cancel Period is 30 days.
Pennsylvania	Right to Cancel Period	If the Contract is a replacement for an existing contract which was issued to you by Athene Annuity and Life Company, the Right to Cancel Period is extended to 45 days.

State	Feature or Benefit	Availability or Variation
Pennsylvania	Confinement Waiver
An additional requirement is added to receive benefits under this waiver:

Confinement in a Qualified Care Facility must not be for the treatment of a condition resulting directly or indirectly from: (a) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed Physician; (b) the voluntary taking of any drugs prescribed by a license Physician and intentionally not taken as prescribed; (c) sensitivity to drugs voluntarily taken, unless prescribed by a Physician; or (d) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed Physician or the involuntary taking of drugs.

The definition of Physician has been modified to state:

"Physician" for purposes of this provision means a practitioner of the healing arts, who is licensed by the State in which he/she performs such function. The Physician cannot be You, an Annuitant, a Beneficiary, or a member of Your, an Annuitant's, or a Beneficiary's immediate family, including a husband, wife, domestic partner, civil union partner, child, sibling, parent, or any member of Your household.

Terminal Illness Waiver
This waiver is referred to as a Terminal Condition Waiver. All references to "Terminal Illness" are replaced with "Terminal Condition".

The definition of Terminal Illness is modified to state:

"Terminal Condition" means a condition that is expected to cause death within 12 months and that is the result of an injury or illness.

The definition of Physician has been modified to state:

"Physician" for purposes of this provision means a practitioner of the healing arts, who is licensed by the State in which he/she performs such function. The Physician cannot be You, an Annuitant, a Beneficiary, or a member of Your, an Annuitant's, or a Beneficiary's immediate family, including a husband, wife, domestic partner, civil union partner, child, sibling, parent, or any member of Your household.